Richard D. Rodekohr
Vice President & Treasurer
Northwest Pipeline GP
2800 Post Oak Boulevard
Houston, Texas 77056
Phone : 713-215-2353
Fax : 713-215-4269
Email: rick.rodekohr@williams.com

VIA FACSIMILE 202-772-9202
April 25, 2008
Michael Moran
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Northwest Pipeline GP
Form 10-K for the fiscal year ended December 31, 2007
Filed February 29, 2008
File No. 001-07414
Dear Mr. Moran:
On behalf of Northwest Pipeline GP (the “Company”), this letter is in response to your letter dated April 22, 2008, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”). For your convenience, we have placed your comment in bold type followed by the Company’s response.
Notes to the Consolidated Financial Statements, page 51
Basis of Presentation, page 52
1.	We note that you elected to use pushdown accounting for your most recently filed financial statements. Please tell us why you believe that the use of pushdown accounting was elective prior to your change in accounting. Given your disclosure suggests that you chose not to use pushdown accounting, as a result of FERC policy that does not permit you to recover the excess purchase price of your assets over their original cost, tell us why this is no longer relevant to your use of pushdown accounting.

Mr. Michael Moran
April 25, 2008

Response:

The Williams Companies, Inc. (TWC) acquired 100% of Northwest Pipeline Corporation (NWP) in 1983. At the date of the acquisition, NWP was a public debt registrant with approximately $442 million of public debt and $50 million of public preferred stock outstanding. NWP’s public debt and preferred stock as a percentage of equity at the date of TWC’s acquisition was approximately 59%. In determining whether to push down TWC’s cost of acquiring NWP, we considered the guidance in Staff Accounting Bulletin No. 54 “Push Down Basis of Accounting Required in Certain Limited Circumstances” (SAB 54). The interpretive response to Question 2 in SAB 54 states “The staff recognizes that the existence of outstanding public debt, preferred stock or a significant minority interest in a subsidiary might impact the parent’s ability to control the form of ownership. Although encouraging its use, the staff generally does not insist on the application of pushdown accounting in these circumstances.” Given the guidance under SAB 54 and the significance of our public debt and preferred stock at the time of the acquisition, we determined the use of pushdown accounting was elective under generally accepted accounting principles.

As a FERC regulated natural gas pipeline, NWP is not allowed to recover the excess purchase price paid by TWC over historical carrying cost. To minimize the difference between our financial statements filed with the Securities and Exchange Commission (SEC) and those filed with the FERC for regulatory purposes and after consideration of SAB 54’s guidance related to pushdown accounting for companies in our public debt and preferred stock position, we concluded we would not pushdown the excess of TWC’s purchase price over the historical carrying cost of our assets and liabilities.

FERC policy still does not permit us to recover the excess of TWC’s purchase price over historical carrying cost, and therefore our regulatory basis financial statements filed with the FERC continue to not reflect push down accounting. While this continued to be a consideration in our assessment of whether to elect to change to the use of pushdown accounting for our most recent financial statements filed with the SEC in our 2007 Form 10-K, we concluded to reflect pushdown accounting due to the following:
•	In January 2008, Williams Pipeline Partners L.P. (WMZ), a publicly traded limited partnership, acquired a 35% interest in NWP. As a result, our financial statements are now included in the Form 10-K of WMZ, and WMZ reports its equity investment in NWP based on The Williams Companies, Inc’s historical basis, which reflects purchase accounting adjustments.

•	The change to the use of pushdown accounting eliminates the need for WMZ to provide a reconciliation of its equity interest in NWP, serving to eliminate potential confusion for the investor.

Mr. Michael Moran
April 25, 2008

•	This new situation, as well as the fact that SAB 54 continues to encourage the use of pushdown accounting.
In conjunction with this decision, we obtained a preferability letter from Ernst & Young LLP, our independent registered public accounting firm (included as Exhibit 18 to our 2007 From 10-K), in which they concluded the use of pushdown accounting is a preferable accounting method.

In order to clarify our disclosure as to the reason we historically did not push down TWC’s purchase price to NWP, we intend to modify our disclosure in future filings to read:
Because we had significant outstanding public debt and preferred stock at the time of our acquisition by Williams, under the provisions of Staff Accounting Bulletin No. 54 “Push Down Basis of Accounting Required in Certain Limited Circumstances,” we were not required to, and elected not to, push down the purchase price allocation in our financial statements.
This would serve to replace our previous disclosure which was as follows:
The purchase price allocation was not pushed down to us, as FERC policy does not permit us to recover these amounts through our rates and we have not been required to reflect Williams’ purchase price allocations in our financial statements.
We acknowledge (i) that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at 713-215-2353 to discuss any questions you may have.

Sincerely,
/s/ Richard D. Rodekohr

Richard D. Rodekohr Vice President & Treasurer Northwest Pipeline GP